June 15, 2005

Mr. Rufus Decker
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:	Form 10-K for Fiscal Year Ended December 31, 2004
Form 10-Q for Fiscal Quarter Ended March 31, 2005
File No. 1-12164

Dear Mr. Decker:

     Thank you for your follow-up letter of June 1, 2005 which contains the comments of the SEC staff on the above referenced filings. Wolverine’s responses to these comments are set forth below, numbered in accordance with your letter.

Form 10-K for the Year Ended December 31, 2004

1.	Where a comment below requests additional disclosures or other revisions, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, where applicable.

Response: Within this response we will provide the Securities and Exchange Commission (the “Commission” or the “SEC”) with supplemental information as requested and will provide in the responses information for disclosure in future filings. We will include revisions, as appropriate, in the filing of our second fiscal quarter Form 10-Q for the quarter ending July 3, 2005.

2.	We have reviewed your response to comment 10. Please confirm that your response regarding what constitutes normal sales terms will be incorporated in future filings or provide us with a supplemental response of your proposed prospective disclosures.

Response: We will include additional disclosures in our next Form 10-K filing for the year ending December 31, 2005 regarding “normal terms” to convey that we do not engage in installment sales, bill and hold transactions and other non-conventional terms.

WOLVERINE TUBE, INC.

3.	We have reviewed your response to comment 15. We understand that you may not have an obligation to affirmatively disclose that you are in compliance with all financial covenants. We also noted that you disclosed the terms of the financial covenants in the Form 8-K filed on May 4, 2005. However, you are required to disclose the terms of the financial covenants and waivers and amendments of the financial covenants in your annual and interim reports if the information is material to an investors understanding of your financial condition and liquidity. Given your high financial leverage, negative cash flows from operating activities in 2004, minimal cash flow from operating activities in 2003, three amendments to your financial covenants since September 2002, and your reduced financial flexibility due to non-compliance with the financial covenants and significant debt levels we believe that disclosure of your compliance with each of the terms of the financial covenants is material to investors.

Response: We concur that if information is material to an investors understanding of our financial condition and liquidity, such information must be disclosed. As such, with regards to your request for affirmative disclosure of our compliance with financial covenants when such information is material, we will disclose such information in the liquidity section of our MD&A in future interim and annual filings, where applicable.

We also refer you to our recent disclosures included in our Form 8-K filing dated May 3, 2005 and our Form 10-Q filing for the fiscal quarter ended April 3, 2005 associated with our amended and restated secured revolving credit facility, our receivables sale facility and our amended and restated silver consignment and forward contract facility. These filings included disclosures about each of our new or amended financing arrangements and included a detailed discussion of the respective financial covenants. These disclosures also included the specific requirements related to our EBITDA (earnings before interest, taxes, depreciation and amortization, as defined in the agreements) covenant and the fact that we were in compliance with such covenant at the time of the refinancing. In addition, our disclosures noted that the refinancing amended the EBITDA covenant effective as of April 3, 2005 and disclosed the specific amended EBITDA requirements. In addition, we provided specific information with regards to events of defaults and acceleration of payment for each facility. We will include similar disclosures in our future interim and annual filings, where applicable.

Finally, we also intend to disclose in our interim and annual filings additional expanded information regarding inter-period, quarter-end and the most recently available information on the activity and status of each financing facility, where applicable. It should be noted that as of June 13, 2005 the current status of each of the above noted facilities is as follows:

WOLVERINE TUBE, INC.

•	We have no outstanding borrowings on our new $35 million amended and restated secured revolving credit facility (though we are utilizing approximately $10 million of availability on outstanding letters of credit and our interest rate swap agreement);

•	We have utilized $11.5 million of our $45 million receivables sales facility (we will disclose the quarter-end amount as off balance sheet financing in our next interim filing); and

•	We have approximately $13.1 million of silver included in inventory under our new amended and restated silver consignment facility and the corresponding liability is included in current liabilities on our balance sheet.

4.	We have reviewed your response to comment 17. In the Business section, you disclose that the commercial products segment is comprised of industrial tube, technical tube, copper alloy tube, fabricated products and metal joining products. In the Business section you also disclose that the wholesale segment is comprised of plumbing and refrigeration tube products. Please provide the revenues for each of these groups of products as required by paragraphs 37 and 103 of SFAS 131.

Response: Wolverine believes that it has complied with the provisions of paragraphs 37 and 103 of SFAS 131 with our existing disclosures of revenue by commercial products, wholesale products and rod, bar and other products. As we previously responded in our May 6, 2005 letter, “product lines within these product categories have a similar customer base, are distributed through the same distribution channels and also have similar terms and conditions of sales.” In addition, to provide the SEC staff with additional clarification, these product lines are primarily utilized in the same end-products or services by our end customers. Specifically, the product lines for commercial products (industrial tube, technical tube, copper alloy tube, fabricated products and metal joining products) are primarily used by our end customers in unitary air conditioners for residential and light commercial construction, chillers for commercial buildings and other similar industrial applications. Wholesale products (plumbing and refrigeration) are specifically used primarily by residential and commercial contractors for use in new construction and/or replacement construction of homes and commercial buildings and by individuals for similar applications. Therefore, we believe that the disclosures related to these product lines are actually the “groups of similar products and services” that both paragraphs 37 and 103 of SFAS 131 allow. We will include the above additional information in our next Form 10-K filing to provide for added clarification of the similarity of our products that warrant utilizing these categories.

WOLVERINE TUBE, INC.

In responding to these comments, Wolverine acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its Securities and Exchange Commission filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

Thomas B. Sabol
Senior Vice President,
Chief Financial Officer